China Cord Blood Corporation to Hold
Annual General Meeting in Hong Kong on December 19, 2011

HONG KONG, China, October 14, 2011 - China Cord Blood Corporation (NYSE: CO) (“CCBC” or “the Company”), the first and largest cord blood banking operator in China, today announced that the Company will hold its annual general meeting of shareholders at its Hong Kong office at 48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong, at 9:00 p.m. Hong Kong Time on December 19, 2011 (8:00 a.m. U.S. Eastern Time on December 19, 2011).

Shareholders of record as of November 9, 2011 will be entitled to receive notice of and vote at the annual general meeting.  China Cord Blood Corporation filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended March 31, 2011, with the U.S. Securities and Exchange Commission (the "SEC") on September 28, 2011.  CCBC's annual report on Form 20-F can be accessed at the Investor Center section of the Company's website at http://www.chinacordbloodcorp.com, as well as on the SEC's website at http://www.sec.gov.  Shareholders may request a meeting notice, proxy statement and hard copy of the annual report on Form 20-F free of charge by contacting ir@chinacordbloodcorp.com.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest cord blood banking operator in China in terms of geographical coverage and is the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, performance and results of operations, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in statements filed from time to time with the U.S. Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

China Cord Blood Corporation
Ms. Joeling Law
Tel: (+852) 3605-8180
Email: ir@chinacordbloodcorp.com

ICR, Inc.
In New York: Ashley Ammon De Simone: 1-646-277-1227
In Beijing: Wen Lei Zheng: +86-10-6583-7510